December 18, 2020

Lazard Growth Acquisition Corp. I

Confidential Submission of

Draft Registration Statement on Form S-1

Submitted December 18, 2020

CIK No. 0001836337

Ladies and Gentlemen:

Our client, Lazard Growth Acquisition Corp. I (the “Company”), has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, a Draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the Company’s proposed initial public offering and the listing of the Company’s ordinary shares, for non-public review by the staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

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Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Nicholas Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas Dorsey
Nicholas Dorsey

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549-0001

CONFIDENTIAL SUBMISSION VIA EDGAR

Copies to:

Alexander F. Stern, Director

Katrina Atieh, Vice President, Legal

Lazard Growth Acquisition Corp. I

30 Rockefeller Plaza

New York, New York 10112

VIA E-MAIL